Exhibit 3.1

Articles of Amendment

to the

Articles of Incorporation

of

CHASE PACKAGING CORPORATION

Pursuant to the provisions of Article 4.04 of the Texas Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

Article 1 – Name

The name of the corporation as it currently appears on the records of the Secretary of State of Texas is Chase Packaging Corporation.  The filing number issued to the corporation by the Secretary of State of Texas is 140688100.

Article 2 – Other Altered, Added, or Deleted Provisions

The following amendment to the Articles of Incorporation was adopted by the shareholders of the corporation on June 3, 2008.  The amendment alters Section 4.1 of Article Four of the Articles of Incorporation by deleting such Section 4.1 in its entirety and substituting therefor the following:

“Section 4.1.  Common Stock.  The aggregate number of shares of Common Stock which the Corporation may issue is 200,000,000 shares, each having a par value of ten cents ($.10).  The shares shall be designated as Common Stock and shall have identical rights and privileges in every respect.”

Article 3 – Statement of Approval

The amendment to the Articles of Incorporation has been approved in the manner required by the Texas Business Corporation Act and by the constituent documents of the corporation.

This document will become effective when the document is filed by the Secretary of State.

The undersigned signs this document subject to the penalties imposed by law for the submission of a false or fraudulent document.

June 6, 2008.

/s/ Ann C.W. Green
Ann C. W. Green
Assistant Secretary and Chief
Financial Officer